SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2005

                             -----------------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name into English)

                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated March 30, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ELBIT SYSTEMS LTD.
                                            (Registrant)


                                            By: /s/ Jing Yuqing
                                                --------------------------------
                                                Name:  Jing Yuqing
                                                Title: Secretary

Dated:  March 31, 2005

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release, dated March 30, 2005.

                                                                       EXHIBIT A

MARCH 30, 2005

Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone (201)-227-0680

                   JINPAN INTERNATIONAL LIMITED ANNOUNCED 2004
                        CONSOLIDATED FINANCIAL STATEMENT

ENGLEWOOD CLIFFS, NJ -MARCH 30, 2005-JINPAN INTERNATIONAL LIMITED (AMEX SYMBOL:
JST) today announced consolidated final results for the year ended December 31, 2004.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004

     SALES. Net sales increased RMB 73 million ($8.8Million) or approximately 26.40% from RMB276.5 million ($33.4 Million) in the year ended December 31, 2003 to RMB349.6 million ($42.2 Million) in the year ended December 31, 2004. The increase in sales was primarily due to the continuing expansion of our customer base and gains from capturing portions of our competitor's market share.

     COST OF GOODS SOLD. Cost of goods sold increased RMB71million ($8.6 Million) or approximately 45% from RMB157.5 million in the year ended December 31, 2003, to RMB228.5 million in the year ended December 31, 2004. Cost of goods sold as a percentage of sales increased by 8.4% in the year ended December 31, 2004, from 57% in the year ended December 31, 2003, to 65.4% in the year ended December 31, 2004. The increase was a result of worldwide price increases of raw materials associated with steel and copper during the year 2004.

     GROSS PROFIT. Gross profit increased RMB 2.1 million ($0.25 Million) or approximately 1.75% to RMB 121.1 million in the year ended December 31, 2004 from RMB119 million in the year ended December 31, 2003. As a percentage of sales, gross profit decrease from 43 % in the year ended December 31, 2003, to 34.6% in the year ended December 31, 2004. This decrease also resulted from the aforementioned raw material price increase.

     SELLING AND ADMINISTRATIVE. Selling and Administrative expenses decreased RMB 2.4 million ($0.29 Million) or approximately 2.7% from RMB86.9 million in the year ended December 31, 2003, to RMB84.5 million in the year ended December 31, 2004. As a percentage of sales, selling and administrative expenses decrease from 31% in the year 2003, to 24.2% in the year ended December 31, 2004 as a result of cost control implementation.

     NET INCOME. Net income increased RMB2.2 million ($0.27 Million) or approximately 8.2% from RMB26.9 million ($3.25 Million) in the year ended December 31, 2003 to RMB29.1 million ($3.52 Million) in the year ended December 31, 2004. As a percentage of sales, net income decrease from 9.7 % in the year ended December 31, 2003, to 8.3% in the year ended December 31, 2004.

     EARNING PER SHARE. Earning per share increased RMB0.27 ($0.03) or approximately 6.4% from RMB4.21($0.51) in the year ended December 31, 2003 to RMB4.48($0.54) in the year ended December 31, 2004.

     The company had $6 million in cash or cash equivalent (RMB $49.8 million) Total current liabilities of $13. 5 million (RMB 111.9 million) and shareholders equity $28.3 million (RMB233.8million).

                  JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2004 AND 2003

                                                                          December 31,
                                                              --------------------------------------
                                                                2004           2004           2003
                                                              --------       --------       --------
                                               Notes             US$           RMB            RMB
                                                              --------       --------       --------
                                                    (In thousands, except number of shares and per share data)

Assets

Current assets:
    Cash and cash equivalents                                    6,019         49,800         71,369
    Accounts receivable, net                                    22,010        182,103        133,213
    Inventories                                                  8,172         67,614         37,870
    Prepaid expenses                                             1,079          8,930          6,771
    Other receivables                                              654          5,410          5,023
                                                              --------       --------       --------

Total current assets                                            37,934        313,857        254,246

Property, plant and equipment, net                               4,338         35,894         26,856

Construction in progress                                            93            766          1,811

Deferred tax assets                                                 86            712            977
                                                              --------       --------       --------

Total assets                                                    42,451        351,229        283,890
                                                              ========       ========       ========

Liabilities and Shareholders' Equity

Current liabilities:

   Short term bank loans                                         2,851         23,591          2,016
   Accounts payable                                              3,335         27,594         12,815
   Income tax                                                       18            151             18
   Value added tax                                               1,125
   Advance from customers                                          635          5,257          2,082
   Other Payable                                                 6,689         55,341         50,139
   Government grant
   Other liabilities
                                                              --------       --------       --------

Total current liabilities                                       13,528        111,934         68,195

Minority interest                                                  657          5,437          6,841

Commitments                                                          -              -              -

Shareholders' equity:

    Common stock, US$0.018 par value:

       Authorized shares - 20,000,000
       Issued and outstanding shares - 3,280,166 in 2003
       and 3,149,389 in 2002                                        60            498            496
    Convertible preferred stock, US$0.018 par value:
       Authorized shares - 1,000,000
       Issued and outstanding shares - 13,789 in 2002
       and 2001, 6% p.a                                              -              2              2
    Additional paid-in capital                                  10,544         87,264         86,807
    Reserves                                                     2,317         19,245         17,128
    Retained earnings                                           15,981        132,223        105,225
    Accumulated other comprehensive income                          22             70            273
                                                              --------       --------       --------
                                                                28,923        239,302        209,931
  Less: Treasure shares at cost, common stock-                    (658)        (5,444)        (1,077)
                                                              --------       --------       --------
Total shareholders' equity                                      28,265        233,858        208,854
                                                              --------       --------       --------
Total liabilities and shareholders' equity                      42,451        351,229        283,890
                                                              ========       ========       ========

                  JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                           Year ended December 31,
                                          ----------------------------------------------------------
                                            2004            2004             2003             2002
                                          -------         --------         --------         --------
                                Notes       US$              RMB              RMB              RMB
                                          -------         --------         --------         --------
                                                    (In thousands, except per share data)
Net sales                                  42,254          349,609          276,564          229,421
Other income                                  366            3,032            4,717           14,186
                                          -------         --------         --------         --------
                                           42,620          352,641          281,281          243,607

Costs and expenses:

    Cost of products sold                 (27,619)        (228,519)        (157,559)        (128,770)

    Selling and administrative            (10,215)         (84,521)         (86,883)         (81,325)
    Interest expenses                         (51)            (423)            (354)            (541)
                                          -------         --------         --------         --------

                                          (37,885)        (313,463)        (244,796)        (210,636)
                                          -------         --------         --------         --------

Income before income taxes                  4,735           39,178           36,485           32,971

Income taxes                                 (487)          (4,030)          (3,727)          (3,116)
                                          -------         --------         --------         --------

Income before minority interest             4,248           35,148           32,758           29,855

Minority interest                            (729)          (6,033)          (5,845)          (4,972)
                                          -------         --------         --------         --------

Net income                                  3,519           29,115           26,913           24,883
                                          =======         ========         ========         ========

Earnings per share

    -Basic                                US$0.54          RMB4.48          RMB4.21          RMB3.96
                                          =======         ========         ========         ========

    -Diluted                              US$0.52          RMB4.34          RMB4.15          RMB3.93
                                          =======         ========         ========         ========

Weighted average number of shares

    -Basic                              6,498,178        6,498,178        6,390,804        6,279,866

    -Diluted                            6,730,178        6,730,178        6,487,116        6,329,854

Jinpan International Limited, through its joint venture interest in Jinpan JV, designs, manufacturers and distributes cast coil transformers for power distribution equipment in the People's Republic of China. The Company is one of the largest manufacturers and distributor of cast coil transformers in China. Jinpan obtained International Standardizing Organization (ISO) 9001 certification of its transformers in April 1997, making it one of only a few transformer manufacturers to obtain this Standard. In February 1998, Jinpan became the first Chinese transformer manufacturer to affect a public offering of its shares in the US market.